Filed Pursuant to Rule 433 Issuer Free Writing Prospectus

Dated June 15, 2026 (To Preliminary Prospectus dated June 12, 2026)

Registration Statement No. 333-296318

We are building the operating system for community- scale live entertainment. Illustrative editorial artwork. Not photographs of Ticketplus events. Filed Pursuant to Rule 433 Issuer Free Writing Prospectus Dated June 15, 2026 (To Preliminary Prospectus dated June 12, 2026) Registration Statement No. 333-296318

L E G A L D I S C L A I M E R & S U M M A R Y R I S K F A C T O R S 0 2 / 2 1 No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received, until a registration statement filed with the U.S. Securities and Exchange Commission has become effective. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of acceptance given after the effective date. Any indication of interest involves no obligation or commitment of any kind. Any offering will be made only by means of a prospectus forming part of an effective registration statement. This presentation contains forward-looking statements based on current expectations and assumptions that involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including our financial performance and projections, revenue and earnings growth, and business prospects and opportunities. You can identify forward-looking statements by those that are not historical facts, particularly those that use terminology such as "intends," "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. Although the Company believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward- looking statements, including the risks described in the risk factors section of the documents that we file with the Securities and Exchange Commission. Forward-looking statements are only predictions. The forward- looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. The Company does not undertake any duty to update any forward-looking statements except as may be required by law. Past performance is not indicative of future results, and all financial projections are illustrative, based on management estimates, and subject to change without notice. Recipients should not rely on the information herein as the basis for any investment decision and should consult their own legal, tax, and financial advisors. Summary Risk Factors. An investment in our Ordinary Shares involves a high degree of risk. Among other risks described in the "Risk Factors" section of our Registration Statement on Form F-1, you should carefully consider the following: (i) Risks Related to Our Business and Industry, including our dependence on the supply, demand and continued occurrence of live events; the impact of extraordinary events such as public-safety incidents, pandemics, natural disasters or severe weather on attendance and refund obligations; intense competition in the ticketing industry and from secondary marketplaces; our ability to attract and retain ticket buyers, sellers and event partners; our ability to maintain and improve our platform and develop successful new solutions; brand and reputation risks; risks from our use of artificial intelligence and machine learning, including data quality, algorithmic bias and evolving AI regulation; dependence on internet search engines and third-party technology infrastructure (including AWS and Cloudflare); risks from acquisitions and from the growth of our international operations; substantial indebtedness; reliance on senior management and key personnel; cybersecurity, data-loss and ransomware risks; and the adequacy of our intellectual-property protection. (ii) Risks Related to Government Regulation and Being a Public Company, including political, economic, regulatory and social risks of operating in Chile and other Latin American jurisdictions; exchange-rate fluctuations between the Chilean peso and the U.S. dollar; inflation; potential sales, value-added and other indirect-tax liabilities across multiple jurisdictions; the complexity of consumer-protection, ticketing, resale, anti-bribery, anti-money-laundering, data-protection and competition laws to which we are subject; and the costs and obligations associated with becoming and operating as a public company in the United States. (iii) Risks Related to This Offering and Ownership of Our Securities, including the absence of a prior public market for our Ordinary Shares, potential volatility of the trading price, our status as a "controlled company" and a "foreign private issuer" under Nasdaq rules, our intention not to pay cash dividends, and dilution risks. Industry and market data used in this presentation are based on third-party sources and our own estimates and may not prove representative of future conditions. Recipients should read the full "Risk Factors" section of the F-1 before making any investment decision. This free writing prospectus relates to the preliminary prospectus dated June 12, 2026, which is part of the Registration Statement on Form F-1 (File No. 333-296318). It should be read together with that preliminary prospectus, including the section entitled "Risk Factors." To the extent the information in this free writing prospectus differs from or conflicts with the information contained in the preliminary prospectus, the information in the preliminary prospectus supersedes the information herein. Certain figures for the quarter ended March 31, 2026 are preliminary, unaudited management estimates, subject to revision, and are not included in the audited financial statements in the Form F-1. Comparable companies referenced herein are shown for business-model parallel only and not for valuation reference; to the Company's knowledge, and based on publicly available Nasdaq data, no Chilean technology platform is currently listed on Nasdaq. Any reference to a Nasdaq listing is subject to listing approval. The proposed offering will be made only by means of a prospectus. When available, copies of the preliminary prospectus relating to the offering may be obtained from: Roth Capital Partners, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, or by emailing rothecm@roth.com; Bancroft Capital, LLC, 501 Office Center Drive, Ste. 130, Fort Washington, PA 19034, or by emailing InvestmentBanking@bancroft4vets.com; and MDB Capital, 14135 Midway Road, Suite G-150, Addison, TX 75001, or by emailing erayo@mdb.com. The preliminary prospectus will also be available on the SEC's website at www.sec.gov.

TRANSACTION OVERVIEW 03 / 21

OFFERING SUMMARY · PRELIMINARY AND SUBJECT TO CHANGE

ISSUER	Ticketplus Ltd.
EXCHANGE / TICKER	NASDAQ: TP
OFFERING TYPE	IPO (Form F-1)
OFFERING SIZE	$25M
PRICE RANGE	$13.00 - $15.00 per share
SHARES OFFERED	1,786,000 Ordinary Shares
OVER-ALLOTMENT	Up to 267,900 additional shares (15% greenshoe, 45-day option)
LOCK-UP	180 days (officers, directors, 5%+ holders)
USE OF PROCEEDS	Partnership investments, geographic expansion, software development, general corporate purposes
UNDERWRITERS	Roth Capital Partners (Lead) · Bancroft Capital · MDB Capital
AUDITOR · COUNSEL	Baker Tilly (PCAOB) · Bevilacqua PLLC (Issuer's counsel) · Lucosky Brookman (Underwriter counsel)
DOMICILED	Cayman Islands
HEADQUARTERS	Santiago, Chile

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LEADERSHIP & ALIGNMENT
04 / 21

EXPERIENCED LEADERSHIP WITH LONG-TERM OWNERSHIP

Three founders. Twelve years.

CC

CEO

Chien-Fu Chen

Architected the proprietary platform from day one

Built and scaled the in-house core stack across 11 markets

JJ

CFO

Joaquín Jadue

Built financial controls and led expansion to 11 LATAM countries

PCAOB audit ready · 37.3% EBITDA margin built on financial discipline

YD

CHAIRMAN

Yethro Dinamarca

Sets long-term strategy and governance

Architected the path to proposed IPO

100% ownership pre-IPO held by founders, Chairman and key employees.

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AT A GLANCE
05 / 21

Who We Are

- **Not a ticketing operator. A technology platform** powering live entertainment across LATAM.
- **Tech-first, vertically integrated platform.** AI embedded across customer-facing services and internal operations. Core platform built in-house.
- **LATAM footprint in the category:** 11 countries, 30+ strategic cities.
- **Focused on the long-tail and mid-market live entertainment segment,** particularly independent promoters, venues and regional operators where global incumbents historically have had limited penetration.
- **In operation for 12 years. Profitable.** Financed through operations and longstanding banking relationships.
- **Diverse event mix:** concerts, festivals, sports, theater, conferences and more.
- **No material concentration risk.** Diversified across categories, geographies and clients.

2025 Summary

10.2M
Tickets sold in the region

$269M
Gross merchandise value
(Gross sales)

2,800
Promoters & venues served

39,800
Events managed in the region

46M
User sessions on our platform

95%+
Client retention rate

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I N V E S T M E N T C A S E 0 6 / 2 1 Investment Highlights. 01 Tailwinds: $45.5B South America live events market by 2028, smart ticketing growing 16.9% CAGR (>4× global), young urbanizing population. 02 Moat: Core software stack built in-house, deployed across 11 countries, 12 yrs multi-market data, 2,800+ partner relationships. 03 Scale & Proof: $269M GMV, revenue +64% (2025), 37.3% EBITDA margin (2025), Q1 2026 revenue +41.8% YoY, 95%+ retention. 04 Category creation: technology platform for LATAM live entertainment, serving a large, fragmented market, in operation for 12 years, profitable. 05 Proprietary AI-driven technology (built in-house) we believe creates significant competitive advantage.

M A R K E T O P P O R T U N I T Y SOURCES: BUSINESS MARKET INSIGHTS, GRAND VIEW RESEARCH, MORDOR INTELLIGENCE, UN WORLD POPULATION PROSPECTS 2024 / ECLAC 0 7 / 2 1 Latin America's Rapid Growth. A large, young population powering a rapidly growing live entertainment market. SOUTH AMERICAN LIVE EVENTS MARKET 2022 $27.7B →2028 $45.5B SMART TICKETING LATAM 2025 $1.2B →2033 $4.0B +16.9% CAGR 70% SMARTPHONE PENETRATION Reached 70% regionally in 2024, growing 8% annually, across a young, urbanizing population (median age ~31). 16.9% CAGR LATAM Smart Ticketing growing 4× faster than the global rate of 3.8%.

BUSINESS MODEL 08 / 21

TWO MODELS

Full Operation drives the business. White-Label accelerates the pipeline.

White-Label SaaS

ACCELERATOR

Basic ticketing system.

5.7%	1.6%	$109M
OF 2025 REVENUE	TAKE RATE	2025 GMV

- We provide technology, they provide market access
- Profitable and rapid regional expansion
- Full data visibility = M&A pipeline

→ UPSELLING

Full Operation

CORE

Full event management + advanced sales + marketing + on-site operations.

94.3%	17.3%	$160M
OF 2025 REVENUE	TAKE RATE	2025 GMV

- High-profile events (concerts, sports, festivals)
- Full margin capture (13-17% take rate)

Both models are available in **every market**. FO compounds on its own; WL conversions are optional upside.

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PARTNERSHIP STRATEGY
09 / 21

We operate our partners for years before we convert them.

1 LAND

Market Entry via White-Label

Partner adopts the platform under their brand. **1.6% take rate**. Operating data flows from day one.

2 LEARN

Full Business Intelligence

Real-time sales, margins, growth trends. **Multi-year evidence** de-risks every conversion decision.

3 CONVERT

Full Operation Conversion

Strategic conversion of top performers. **17.3% take rate** + full revenue capture, minimal integration risk.

Multiple conversion targets in pipeline · expanding the white-label footprint. A flywheel we have refined across markets and years. We have visibility into every partner's real P&L, churn and margins because they have run on our infrastructure for 2-5 years.

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GROWTH STRATEGY
10 / 21

Four levers. *One compounding engine.*

01	**Grow Full Operations**	**Full Operation is the core engine.** Hyper-local events that we believe are overlooked by global giants. **Embedded support** drives stickiness across **11 markets**.
02	**Land-and-expand: white-label**	White-label lands partners. We **operate alongside them for 2-5 years**, with full P&L visibility, before converting. We are converting validated relationships.
03	**Regional consolidation**	The next chapter is **consolidation, not entry**: deepen FO across our footprint, convert WL pipeline to FO. **White-label SaaS** scales **asset-light beyond LATAM**.
04	**Technology as a compounding moat**	**Twelve years in-house is a structural advantage.** We compound product edge: AI anti-fraud, dynamic pricing, demand forecasting. Every new module **deepens stickiness** on top of the same partner base.

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MOAT & GEOGRAPHIC FOOTPRINT 11 / 21

THE FOOTPRINT · BUILT OVER 12 YEARS

Our LATAM footprint in the category *— 11 markets, all in-house.*

11
MARKETS LIVE

+
WHITE-LABEL EXPANSION



Present today · Identified for expansion

Geographic footprint is illustrative. We operate a ***dual business model*** *(Full Operation and White-Label); operating model varies by market. Markets shown as identified represent regions targeted under our international expansion strategy, with no specific country, timing or sequencing implied. Forward-looking; see F-1 risk factors.*

THE MOAT · WHY IT DOESN'T REPLICATE

Twelve years of barriers built across multiple markets.

Every market we added is a barrier the next entrant has to climb from zero.

01 Regulation
11 jurisdictions · fiscal compliance, invoicing and consumer protection in every market.

02 Payments
Multiple local methods · local acquirers, BNPL, wallets and cards integrated across all markets.

03 Relationships
2,800+ partners · embedded in the daily operations of promoters, venues and federations.

04 Data
12 yrs multi-market · transactions, pricing, attendance and behavior.

BEYOND LATAM
Selective expansion into **North America** and **Europe** identified

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PLATFORM 12 / 21

A modular stack that expands with the partner.

Start with a simple, low-cost entry. Add capabilities layer by layer.

Whitelabel

ADD MODULES AS YOU GROW

Platform

- **Branding:** custom domain, landing pages, templates, showcase
- **Configuration:** self-service, RBAC, team management, map builder
- **Money ops:** APIs, webhooks, currencies, settlements, refunds

Ticketing

- **Sales engine:** queue, holds, bundles, discounts, promo codes
- **Seat & inventory:** 2D/3D maps, season events and tickets
- **Lifecycle:** buyer experience and eligibility controls

Marketplace

- **Discovery & relevance:** app and recommendation
- **Outreach:** email, automated SMS and Booster
- **Distribution:** resale, seller referrals, wallet and points

More services activated

Data analytics

- **Dashboards:** modern, mobile and real-time
- **Insights:** funnel, geo, attribution, live entry and ops KPIs
- **Reporting:** exports, membership reports, SEMrush and GA4

Extended products

- **Recurring revenue:** subscriptions, memberships, streaming / OTT
- **Commerce:** store / e-commerce and loyalty programs
- **Formats:** festivals, multi-stage and exhibitor / expo management

On site

- **Operations stack:** Manager app, POS, kiosk, box office, F&B
- **Access validation:** secure, offline, ID, blacklist, integrations
- **Throughput:** accreditation, staffing and physical media

Full Operation

Take rate base → Take rate higher

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INDUSTRY OVERVIEW 13 / 21

A Fragmented Industry. A Structural Opportunity.

Top global ticketing leaders hold <20% share of the Latin American market (excl. Mexico, Brazil) vs >80% in US/EU.

COMPANY ANALYSIS; PUBLICLY AVAILABLE DATA AND MARKET RESEARCH

60%

OF THE POPULATION IS UNDER 35

Twelve years ago, we saw a fragmented LATAM live entertainment market, largely without professional technology.

We built a technology platform. **Live entertainment is the first vertical, not the company.**

THE GAP

We believe the long tail is unserved. Small theaters, independent promoters, regional venues running events without proper tools. **Thousands of venues and events across the region**.

OUR POSITION

Local-first technology with regional compliance, integrated payments, and white-label flexibility. Already operating in **11 markets**.

The opportunity: consolidate a fragmented market with technology that scales.

SOURCE: COMPANY ANALYSIS BASED ON PUBLICLY AVAILABLE DATA AND MARKET RESEARCH

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COMPETITION MARKET 14 / 21

Competitive advantages in *Latin America.*

Ticketplus learned from both worlds.

	LATAM PRESENCE	LOCAL MARKET FOCUS	PRIMARY TICKETS SELLER	PARTNERS & SPONSORING	WHITE-LABEL
ticketplus+	✓	✓	✓	✓	✓
ticketmaster	✓	✗	✓	✓	✗
fever	✓	✗	✓	✓	✗
SEAT GEEK	✗	✗	✓	✓	✗
AudienceView	✗	✗	✗	✗	✓
vivenu	✗	✗	✗	✗	✓
StubHub	✗	✗	✗	✗	✗
vividseats	✗	✗	✗	✗	✗

Capabilities matrix based on publicly available information from each company's website and public disclosures as of May 2026, presented for illustrative purposes only. Categories simplified; full feature sets vary by market. Not a comprehensive competitive analysis.

ILLUSTRATIVE COMPARISON ONLY ticketplus+

D I V E R S I F I C A T I O N NPS AND RETENTION BASED ON INTERNAL CUSTOMER SURVEY DATA, FY2025; UNAUDITED MANAGEMENT METRICS. 1 5 / 2 1 S E C T O R M I X · 2 0 2 5 G M V Diversified across sectors. Loved by our customers. No single category dominates our 2025 GMV mix. Sports Music Holiday Events Other Travel Theater & Arts +59 NPS PROMOTER +58 NPS BUYER 95%+ CLIENT RETENTION No material client concentration · 11 country diversification 32% 30% 22% 7% 5% 4%

F I N A N C I A L S 1 6 / 2 1 A U D I T E D F Y 2 0 2 4 - 2 0 2 5 + Q 1 2 0 2 6 Growth and margin expansion. ( U S D M ) 2 0 24 A 2 0 2 5 A 1 Q 2 6 ( P R E L I M . ) (1) GMV (Platform Total Sales) $191.2 $269.0 $107.2 Net Revenue $18.0 $29.5 $9.5 Net Revenue Growth YoY +23.4% +64.0% +41.8% Gross Margin 44.2% 42.4% 52.1% EBITDA(2) $6.2 $11.0 $4.2 EBITDA Margin(2) 34.5% 37.3% 44.6% (1) Q1 2026 preliminary, unaudited management estimates, subject to revision; not in F-1 audited financials. (2) EBITDA / EBITDA Margin are non-IFRS; reconciliation in Appendix 5.

CAPITALIZATION 17 / 21

CAPITALIZATION SUMMARY

100% held by founders, Chairman and key employees.

CAPITALIZATION (USD)	PRE-IPO
Cash & Cash Equivalents[1]	$4.3M
Bank Debt[1]	$11.9M
Related-Party Loans[2]	$2.6M
Total Debt	$14.5M
Ordinary Shares Outstanding	10,189,525

[1] As of March 31, 2026, preliminary unaudited management figures, subject to revision; not part of F-1 audited financials (FY2024-2025; cash $3.98M and bank loans $13.2M as of December 31, 2025 per F-1). [2] As of December 31, 2025 per F-1 Note 14. **Non-trade, unsecured, non-interest-bearing** loans from related parties (primarily Argentina Real Estate 1 LLC, beneficially owned by our Chairman). **Maturity extended to December 31, 2029**, as shown in our Form F-1 filed on May 28, 2026.

No dual-class structure. Beneficial ownership detail per F-1 Part II, Item 506.

Lean cap table. No outside equity. The proposed IPO is our first equity raise.
Twelve years of operations financed by customer revenue, senior bank facilities, and aligned shareholder advances (refer to F-1 Note 14).

ticketplus+

USE OF PROCEEDS
18 / 21

Capital for consolidation, not growth burn.

Indicative Offering · ~$25M

40% · Partnerships & International Expansion	25% · Platform Development	20% · Sales & Marketing	15% · Working Capital

40%

Partnerships & International Expansion

Acceleration of partnership conversion investments and acquisitions in WL markets, plus exclusive multi-year venue rights.

25%

Platform Development

Payment gateways, regulatory modules & equipment to support expansion across **additional white-label markets**.

20%

Sales & Marketing

Integration capital + WL pipeline Customer Acquisition Cost (CAC) for Year 2-3 conversion targets.

15%

Working Capital & Other

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COMPETITIVE ADVANTAGE 19 / 21

THE DATA LAYER OF LIVE ENTERTAINMENT

We capture the *complete transaction lifecycle*, from event creation to post-event analytics.

Producers	→	Ticketing Companies	→	Ticketplus+	→	Buyers	→	Attendees
Event creation Pricing strategy		Sales channels Distribution		Data capture layer		Purchase behavior Payment data		Check-in data Engagement

What We Capture

01 Transaction Intelligence
Every ticket sold, refunded, transferred, across all markets.

02 Consumer Behavior
Purchase patterns, price sensitivity, event preferences.

03 Operator Performance
Real-time operational visibility across partners running on our infrastructure.

04 Market Dynamics
Demand forecasting, venue utilization, regional trends.

A Proven Playbook

Stripe	Captures payment data → Powers commerce intelligence
Toast	Captures restaurant ops data → Expands within installed base
Shopify	Captures merchant data → Expands into financial services
Ticketplus	Captures live entertainment data → De-risked expansion

The company that **captures the operating and transaction layer** of an industry often becomes far more valuable than the entry product itself.

100%
TRANSACTION VISIBILITY

THIRD-PARTY COMPANIES SHOWN ARE ILLUSTRATIVE BUSINESS-MODEL PARALLELS BASED ON PUBLICLY AVAILABLE INFORMATION, NOT FOR VALUATION REFERENCE.

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WHY TICKETPLUS
20 / 21

Why this. Why now.

01 **Large, fragmented market.** $45.5B South America live events by 2028, smart ticketing 16.9% CAGR (>4× global).

02 **Embedded in the long-tail and mid-market.** LATAM live entertainment segment, while also powering many of the region's leading independent promoters and large-scale events.

03 **12-year proprietary tech platform.** Core 100% in-house, full event management + white-label SaaS, AI embedded across the stack.

04 **Proven stickiness + recurring revenue.** 95%+ retention, multiple partners in conversion pipeline, multi-year P&L visibility.

05 **Profitable and accelerating.** revenue +64% (2025), 37.3% EBITDA margin (2025), Q1 2026 EBITDA margin 44.6%.

We believe ticketing is the entry point; the long-term opportunity is the ***transaction, data and operating layer*** *around live entertainment.*

ticketplus+

C L O S I N G 2 1 / 2 1 T H E T H E S I S Infrastructure for the Live Economy of Latin America. We are building the operating system for community-scale live entertainment. Promoters bring the creative. We focus on everything else. $269M 2 0 2 5 G M V $29.5M 2 0 2 5 N E T R E V E N U E 37.3% 2 0 2 5 E B I T DA M A R G I N 11 C O U N T R I E S 95%+ C L I E N T R E T E N T I O N Regional Technology · Global Presence.

S E C T I O N B R E A K Appendix. Supporting materials for Q&A

FOUNDER VISION APPENDIX 1

A LETTER FROM THE FOUNDERS

From Chile to NASDAQ. *Twelve years and counting.*

Twelve years ago, two longtime friends from Chile wrote the first lines of code for what is now Ticketplus. Eight years ago, our Chairman joined to build the financial architecture and the path to capital markets. Today, we serve **11 countries, 2,800 partners, 39,800 events, and 10.2 million tickets processed per year**, profitably, with our own technology built in-house.

Before Ticketplus, our team had spent years building software products across industries. When live entertainment came knocking, we applied the same DNA: **product strategy, operational thinking, and technology built in-house.** Ticketplus was never an accident. It was muscle memory.

NASDAQ is not the goal. It is the vehicle. It is the table where leading Latin American technology platforms already sit. **And now it is Chile's turn.**

The next ten years will not be about ticketing. They will be about becoming **the operating system for live experiences across Latin America**, and then beyond. The platform is the company. The vertical is the wedge. The horizon is open.

We are aligned with our shareholders **through long-term equity ownership.** Pre-IPO ownership remains 100% with founders, Chairman and key employees. Our bet is the long-term value of what we build together.

Chien-Fu Chen
CEO & CO-FOUNDER

Joaquín Jadue
CFO & CO-FOUNDER

Yethro Dinamarca
CHAIRMAN

FORWARD-LOOKING STATEMENTS; SEE "RISK FACTORS" IN THE F-1 ticketplus+

CATEGORY

APPENDIX 2

A CHILEAN TECHNOLOGY COMPANY PURSUING A NASDAQ LISTING · Q2 2026 (SUBJECT TO LISTING)

Same playbook. Different vertical. *Chile's chapter hasn't been written yet.*

"From its inception, Ticketplus was conceived not as a traditional ticketing operator, but as a **technology company** applied to live entertainment." Based on our knowledge, **MercadoLibre**, **Nubank** and **DLocal** have built the **infrastructure layer** on fragmented Latin American markets, each through a different vertical wedge.

ARG	BRA	URU	CHL
MercadoLibre	**Nubank**	**DLocal**	**Ticketplus+**
E-commerce wedge	Financial services wedge	Cross-border payments wedge	Live entertainment wedge
Founded **1999** → IPO **2007**	Founded **2013** → IPO **2021**	Founded **2016** → IPO **2021**	Founded **2014** → IPO **2026**
8 years	**8 years**	**5 years**	**12 years**

THE PATTERN

Each built the **infrastructure layer**, not a service layer, on top of fragmented Latin American markets. Held privately longer than any of them, we believe Ticketplus is the next chapter.

Comparables shown for business model parallel only, not for valuation reference. To our knowledge, and based on publicly available Nasdaq data,

SOURCE: F-1 (VERBATIM QUOTE)

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PLATFORM MODULES DETAIL
APPENDIX 3

INTEGRATED ENTERTAINMENT ECOSYSTEM · 4 MODULES · 12 SUB-FEATURES

Proprietary software. 100% built in-house.

01 Event Ticketing

High-concurrency sales engine for massive demand.

- **Virtual Queue**: fair randomization, real-time tracking
- **3D Interactive Layouts**: seat-level visualization
- **Elastic Infra**: high-concurrency on-sales for major events

02 Payments & Banking

Diverse local payment methods across Latin America.

- **Acquirers**: leading regional and country-specific gateways
- **BNPL & Wallets**: integration with major local wallets and BNPL providers
- **Cards**: international card networks and local debit

03 Access Control

Multi-layer validation, frictionless entry.

- **Dynamic QR**: real-time validation, anti-fraud
- **Biometric ID**: facial recognition for VIP
- **RFID/NFC Wristbands**: cashless for festivals

04 On-Site Operations

Seamless box office, in-venue experience.

- **Self-Service Kiosks**: pickup, upgrades, merch
- **Mobile POS**: roaming sales, inventory sync
- **Cashless Payments**: NFC for F&B, VIP

INTEGRATION PARTNERS SHOWN AS EXAMPLES, NOT EXHAUSTIVE

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USE OF PROCEEDS DETAIL
APPENDIX 4

ALLOCATION FRAMEWORK · ASSET-DEPLOYMENT FOCUS

Capital for consolidation, not growth burn.

40% · PARTNERSHIPS & INTERNATIONAL EXPANSION

Strategic partnerships with operating ticketing companies in white-label markets, plus multi-year venue agreements. Targets in active dialogue; execution to follow IPO close, **subject to negotiation, due diligence and customary closing conditions**.

25% · PLATFORM DEVELOPMENT

Payment gateways, regulatory modules and equipment to support expansion across **additional white-label markets**. Capitalized under IAS 38 over the relevant useful life. Variable spend, tied to expansion, not maintenance.

20% · SALES & MARKETING

Integration capital that converts partnerships into revenue (3-5 people per country, asset-light) + WL pipeline CAC for Year 2-3 conversion targets.

15% · WORKING CAPITAL & G.C.P.

Public-company readiness (PCAOB, IR, D&O, governance) + revolving promoter advances. Repayment of related-party loans (Note 14) at IPO. Sub-12-month rotation cycle on operating advances.

SOURCE: F-1 USE OF PROCEEDS; FORWARD-LOOKING, SEE "RISK FACTORS" IN THE F-1
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EBITDA RECONCILIATION APPENDIX 5

EBITDA RECONCILIATION 2024-2025 + Q1 2026

Results from Continuing Operations to EBITDA.

(USD M)	FY 2024	FY 2025	1Q26 (PRELIM.)[1]
Results from continuing operations	$0.93	$2.24	$2.06
(+) Income Tax Expense	$0.13	$0.30	$0.71
(+) Financial costs, net of financial income	$1.05	$1.36	$0.50
(+) Depreciation & Amortization[2]	$4.09	$7.09	$0.96
(=) EBITDA	**$6.20**	**$11.00**	**$4.23**
EBITDA Margin	34.5%	**37.3%**	**44.6%**

Non-IFRS Financial Measures. EBITDA and EBITDA Margin are supplemental non-IFRS measures and should not be considered as alternatives to results from continuing operations or any other performance measure prepared in accordance with IFRS. We define EBITDA as results from continuing operations before financial costs (net of financial income), income tax expense and depreciation and amortization, and EBITDA Margin as EBITDA as a percentage of revenue from ordinary activities. Management uses EBITDA and EBITDA Margin to evaluate operating performance and period-to-period trends, and we believe these measures are useful to investors because they provide additional insight into our operating performance for fiscal years 2024 and 2025. These measures have limitations because they exclude certain expenses reflected in our IFRS financial statements and may not be comparable to similarly titled measures used by other companies. We address these limitations by presenting EBITDA and EBITDA Margin together with, and reconciled to, results from continuing operations, the most directly comparable IFRS measure.

[1] Q1 2026 preliminary, unaudited management estimates, subject to revision; not in F-1 audited financials. Income tax and results from continuing operations derived from statutory accounting records, being finalized on an IFRS basis. [2] FY2024-2025 D&A includes extraordinary accelerated amortization of capitalized software recognized for AI-driven technological obsolescence; Q1 2026 reflects regular linear amortization of the capitalized software base.

RESULTS FROM CONTINUING OPERATIONS AUDITED BY BAKER TILLY (PCAOB) FOR FY2024-2025; Q1 2026 PRELIMINARY AND UNAUDITED; EBITDA IS A NON-IFRS MEASURE RECONCILED FROM RESULTS FROM CONTINUING OPERATIONS
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